

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

January 31, 2006
Our ref. No. PI 044

The U.S. Securities and Ex
450 Fifth Street, N.W.
Room 3099
Office of International Corp
Mail Stop 3-7
Washington, D.C. 20549



Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated financial Results for the three months and nine months ended December 31, 2005**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

[For Reference]

January 31, 2006
Mitsubishi Corporation

Results for the Third Quarter Ended December 31, 2005 (US GAAP)

Consolidated Income

(Billion Yen)

	FY2006 Nine months ended Dec.31,2005: Three months ended Jun. 2005	Three months ended Sept. 2005	Three months ended Dec. 2005	Nine months total	FY2005 Nine months ended Dec.31,2004	Increase or decrease		Outlook for FY2006	Percent of achievement
Operating transactions (*1)	4,328.8	4,684.9	4,915.7	13,929.4	12,549.4	1,380.0		18,000.0	77%
Gross profit	**230.6**	**273.2**	**268.9**	**772.7**	**641.7**	**131.0**	a	**1,050.0**	**74%**
Selling, general and administrative expenses	(163.0)	(174.8)	(177.3)	(515.1)	(480.1)	-35.0	b	(705.0)	73%
Provision for doubtful receivables	(1.2)	(0.7)	0.1	(1.8)	(2.5)	0.7		(5.0)	36%
Operating income (*1)	**66.4**	**97.7**	**91.7**	**255.8**	**159.1**	**96.7**		**340.0**	**75%**
Interest expense-net	(0.2)	(1.6)	(0.3)	(2.1)	(2.0)	-0.1	c	(10.0)	21%
Dividend income	18.7	13.1	14.6	46.4	33.4	13.0	c	50.0	93%
Gain (loss) on marketable securities and investments - net	3.2	16.6	6.5	26.3	(59.4)	85.7	d	50.0 (d, e, f combined)	105% (d, e, f combined)
Gain (loss) on property and equipment - net	4.1	0.5	0.5	5.1	(3.5)	8.6	e		
Other income- net	11.6	4.1	5.5	21.2	15.7	5.5	f		
Income from consolidated operations before income taxes	**103.8**	**130.4**	**118.5**	**352.7**	**143.3**	**209.4**		**430.0**	**82%**
Income taxes	(40.0)	(50.2)	(43.9)	(134.1)	(73.2)	-60.9		(165.0)	81%
Minority interests in income of consolidated subsidiaries	(9.9)	(8.3)	(7.4)	(25.6)	(19.8)	-5.8		(35.0)	73%
Equity in earnings of affiliated companies	23.6	28.9	34.5	87.0	72.3	14.7	g	110.0	79%
Net income	**77.5**	**100.8**	**101.7**	**280.0**	**122.6**	**157.4**		**340.0**	**82%**

Summary of changes from the same period of the previous fiscal year (Nine months ended Dec.31)

a. [Gross profit]
Gross profit rose 20% from the same period of the previous fiscal year due to higher prices of coking coal and crude oil, as well as a solid performance in overseas automobile businesses and expansion in food-related businesses.

b. [Selling, general and administrative expenses]
Increased due to expansion in food-related businesses and other factors.

c. [Net financial income]
Improved due to higher dividend income from resource-related companies.

d. [Gain (loss) on marketable securities and investments-net]
Absence of write-off of marketable securities (available for sale) +12.2 bil.yen
Impairment losses on non-performing assets +62.5 bil.yen
(Absence of LAWSON goodwill impairment loss of the previous year +54.4 bil.yen)
Other gains on sales of shares, etc. +11.0 bil. yen

e. [Gain (loss) on property and equipment-net]
Absence of impairment losses on property and equipment recorded in the same period of the previous year.

f. [Other income-net]
Decreased due to foreign exchange gains at overseas finance subsidiaries.

g. [Equity in earnings of affiliated companies-net]
Increased due to strong performances at overseas resource-related companies.

(*1) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.
Revenues in accordance with Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19 were 3,500.0 billion yen and 3,064.8 billion yen for the nine months ended December 31, 2005 and the nine months ended December 31, 2004, respectively.

	Three months ended Jun. 2005	Three months ended Sept. 2005	Three months ended Dec. 2005	Nine months ended Dec.31,2005	Nine months ended Dec.31,2004	Increase or decrease	Outlook for FY2006	Percent of achievement
Core earnings (*2)	**109.7**	**138.8**	**140.4**	**388.9**	**265.3**	**123.6**	**495.0**	**79%**

(*2) Core earnings =Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net +Dividend income+ Equity in earnings of affiliated companies-net

Assets and Liabilites

	Dec. 31, 2005	March 31, 2005	Increase or decrease		Outlook for FY2006	Increase or decrease
Total assets	10,043.7	9,093.4	950.3	h	9,700.0	-343.7
Total shareholders' equity	2,196.4	1,504.5	691.9	i	2,100.0	-96.4
[For Reference] Interest bearing liabilities GROSS(*3)	3,796.1	4,042.5	-246.4		3,900.0	103.9
Interest bearing liabilities NET(*3)	3,213.3	3,430.3	-217.0		3,300.0	86.7
(Debt-to-equity ratio - Gross)	1.7	2.7	-1.0		1.9	0.2
(Debt-to-equity ratio -Net)	1.5	2.3	-0.8		1.6	0.1

Summary of changes from March 2005

h. [Total assets]
Increase in trade receivables due to high volume of operating activities as well as growth in investment assets due to new investments and an increase in unrealized capital gains.

i. [Total shareholders' equity]
Increase in retained earnings due to strong operating results; increase in unrealized gains on securities available for sale; and increase in common stock from the conversion of convertible bonds.

(*3) Interest bearing liabilities do not include "impact of adopting SFAS 133."

[Change of major indices]

	Average for Nine months ended Dec. 31, 2005	Average for Nine months ended Dec. 31, 2004	Increase or decrease
Crude oil (USD/BBL)	52.0	35.0	17.0 (+49%)
Foreign exchange (YEN/USD)	112.0	108.6	+3.4 (3% yen depreciation)
Interest (%)TIBOR	0.09	0.09	-

[For Reference]
*2 Core earnings:
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*3 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet, representing funds procured that Mitsubishi Corporation is obliged to repay.

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2005

(UNAUDITED)

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Phone: +81-3-3210-8594 Fax:+81-3-3210-8583

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the Third Quarter Ended December 31, 2005

(Based on US GAAP)

TOKYO, January 31, 2006.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the third quarter ended December 31, 2005.

Outline of Consolidated Results

Consolidated operating transactions for the nine months ended December 31, 2005 rose 1,380.0 billion yen, or 11.0%, to 13,929.4 billion yen due to new consolidations and steady transaction growth at Metal One Corporation. Gross profit climbed 131.0 billion yen, or 20.4%, to 772.7 billion yen due to improved profitability in the coking coal business, continuation of favorable market conditions for steel products and petroleum-related products, and the consolidation of a food-related subsidiary.

Selling, general and administrative expenses increased, due mainly to the consolidation of new subsidiaries. However, operating income rose 96.8 billion yen, or 60.8%, to 255.8 billion yen, with the rise in gross profit which outweighed the increase in selling, general and administrative expenses.

In other income (expenses), dividend income increased due mainly to higher dividends from energy resource-related businesses. Gain on marketable securities and investments-net improved markedly due to absence of the goodwill impairment loss on Mitsubishi Corporation's investment in LAWSON, INC. and write-offs of available-for-sale marketable securities recorded in the previous fiscal year. There was also a significant improvement in gain on property and equipment-net due to absence of the impairment loss recorded in the previous fiscal year. Other income-net also improved due to exchange rate gains and other factors.

Net equity in earnings of affiliated companies increased 14.7 billion yen, or 20.3%, to 87.0 billion yen mainly due to higher earnings at energy and metal resource-related companies.

As a result, net income rose 157.5 billion yen, or 128.5%, to 280.0 billion yen.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

###

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
for the three months and nine months ended December 31, 2005 (unaudited)
(Based on US GAAP)

1. Summary of consolidated results
(1) Consolidated results for the three months ended December 31, 2005

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
December 31, 2005	4,915,762	91,724	118,543	101,737
December 31, 2004	4,359,345	60,969	21,842	32,598

(2) Consolidated results for the nine months ended December 31, 2005

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the nine months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
December 31, 2005	13,929,421	255,832	352,741	280,049
December 31, 2004	12,549,444	159,057	143,227	122,568
For the year ended				
March 31, 2005	17,132,704	183,365	209,799	182,369

	Net income per share	Net income per share (diluted basis)
For the nine months ended	Yen	Yen
December 31, 2005	174.38	164.42
December 31, 2004	78.29	72.30
For the year ended		
March 31, 2005	116.49	107.58

(3) Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
December 31, 2005	10,043,690	2,196,404	21.9	1,305.00
December 31, 2004	8,847,741	1,402,924	15.9	896.08
As of				
March 31, 2005	9,093,372	1,504,454	16.5	960.85

2. Number of consolidated subsidiaries : 376
Number of affiliated companies accounted for by equity method : 176

(1) Operating transactions and operating income are voluntary disclosures in accordance with Japanese accounting practices and solely for the convenience of investors in Japan.
Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
(2) The outlook of operating transactions and net income for the year ending March 31, 2006 have not changed from the original outlook announced on October 28, 2005.
(3) Certain restatements for the three months and nine months ended December 31, 2004 have been made in accordance with Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investment in Common Stock."

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the three months and nine months ended December 31, 2005 and 2004 (unaudited)

Three months ended December 31, 2005 and 2004 (unaudited)

	Millions of Yen			
	Three months ended Dec. 31, 2005	Three months ended Dec. 31, 2004	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	1,120,928	899,628	221,300	24.6
Trading margins and commissions on trading transactions	165,539	158,187	7,352	4.6
Total revenues	1,286,467	1,057,815	228,652	21.6
Cost of revenues from trading, manufacturing and other activities	(1,017,591)	(836,627)	-180,964	21.6
Gross profit	268,876	221,188	47,688	21.6
Expenses and other:				
Selling, general and administrative	(177,270)	(160,085)	-17,185	10.7
Provision for doubtful receivables	118	(134)	252	/
Interest expense- net	(295)	(95)	-200	210.5
Dividend income	14,683	6,128	8,555	139.6
Gain (loss) on marketable securities and investments - net	6,462	(52,244)	58,706	/
Gain on property and equipment-net	413	1,309	-896	/
Other income- net	5,556	5,775	-219	/
Total expenses and other	(150,333)	(199,346)	49,013	/
Income from consolidated operations before income taxes	118,543	21,842	96,701	442.7
Income taxes	(43,855)	(14,305)	-29,550	/
Income from consolidated operations	74,688	7,537	67,151	891.0
Minority interests in income of consolidated subsidiaries	(7,495)	(6,622)	-873	/
Equity in earnings of affiliated companies	34,544	31,683	2,861	9.0
Net income	101,737	32,598	69,139	212.1

NOTE:

(1) The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."
Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.
The figures are as follows.

	Three months ended Dec. 31, 2005	Three months ended Dec. 31, 2004	Increase or [-] decrease	%
Operating transactions	4,915,762	4,359,345	556,417	12.8
Operating income	91,724	60,969	30,755	50.4

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(2) Certain restatements for the three months ended December 31, 2004 have been made in accordance with Accounting Principles Board Opinion No.18, "The Equity Method of Accounting for Investment in Common Stock."

Mitsubishi Corporation and subsidiaries

STATEMENTS OF CONSOLIDATED INCOME (US GAAP)

for the three months and nine months ended December 31, 2005 and 2004 (unaudited)

Nine months ended December 31, 2005 and 2004 (unaudited)

	Millions of Yen			
	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	2,993,068	2,608,671	384,397	14.7
Trading margins and commissions on trading transactions	506,924	456,130	50,794	11.1
Total revenues	3,499,992	3,064,801	435,191	14.2
Cost of revenues from trading, manufacturing and other activities	(2,727,335)	(2,423,140)	-304,195	12.6
Gross profit	772,657	641,661	130,996	20.4
Expenses and other:				
Selling, general and administrative	(515,064)	(480,090)	-34,974	7.3
Provision for doubtful receivables	(1,761)	(2,514)	753	/
Interest expense- net	(2,076)	(2,042)	-34	1.7
Dividend income	46,444	33,438	13,006	38.9
Gain (loss) on marketable securities and investments - net	26,298	(59,438)	85,736	/
Gain (loss) on property and equipment-net	5,050	(3,456)	8,506	/
Other income- net	21,193	15,668	5,525	/
Total expenses and other	(419,916)	(498,434)	78,518	/
Income from consolidated operations before income taxes	352,741	143,227	209,514	146.3
Income taxes	(134,089)	(73,235)	-60,854	/
Income from consolidated operations	218,652	69,992	148,660	212.4
Minority interests in income of consolidated subsidiaries	(25,628)	(19,782)	-5,846	/
Equity in earnings of affiliated companies	87,025	72,358	14,667	20.3
Net income	280,049	122,568	157,481	128.5

NOTE:

(1) The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."

Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.

The figures are as follows.

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Increase or [-] decrease	%
Operating transactions	13,929,421	12,549,444	1,379,977	11.0
Operating income	255,832	159,057	96,775	60.8

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables. Operating transactions and operating income, as presented above, are non-GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(2) Certain restatements for the nine months ended December 31, 2004 have been made in accordance with Accounting Principles Board Opinion No.18, "The Equity Method of Accounting for Investment in Common Stock."

Mitsubishi Corporation and subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)

December 31, 2005 (unaudited) and March 31, 2005

	Millions of Yen		
	Dec. 31, 2005	Mar. 31, 2005	Increase or [-]decrease
ASSETS			
Current assets:			
Cash, time deposits and short-term investments	771,148	890,232	-119,084
Receivables-trade, less allowance for doubtful receivables	3,211,695	2,985,168	226,527
Inventories	778,863	667,968	110,895
Other current assets	422,916	322,516	100,400
Total current assets	5,184,622	4,865,884	318,738
Investments and non-current receivables:			
Investments in and advances to affiliated companies and other investments	2,830,550	2,233,121	597,429
Non-current receivables, less allowance for doubtful receivables	466,524	537,976	-71,452
Total investments and non-current receivables	3,297,074	2,771,097	525,977
Property and equipment - net	1,333,790	1,227,161	106,629
Other assets	228,204	229,230	-1,026
Total	10,043,690	9,093,372	950,318
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities of long-term debt	971,642	1,106,608	-134,966
Payables-trade	2,552,971	2,218,018	334,953
Other current liabilities	556,062	535,793	20,269
Total current liabilities	4,080,675	3,860,419	220,256
Long-term debt, less current maturities	2,843,980	2,968,143	-124,163
Other long-term liabilities	922,631	760,356	162,275
Shareholders' equity:			
Common stock	196,300	126,705	69,595
Additional paid-in capital	249,737	179,632	70,105
Retained earnings:			
Appropriated for legal reserve	37,526	37,173	353
Unappropriated	1,377,659	1,138,509	239,150
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	515,101	278,288	236,813
Net unrealized gains (losses) on derivatives	(2,737)	2,883	-5,620
Minimum pension liability adjustments	(38,751)	(38,542)	-209
Foreign currency translation adjustments	(137,288)	(219,264)	81,976
Total accumulated other comprehensive income	336,325	23,365	312,960
Less treasury stock	(1,143)	(930)	-213
Total shareholders' equity	2,196,404	1,504,454	691,950
Total	10,043,690	9,093,372	950,318

Mitsubishi Corporation and subsidiaries

STATEMENTS OF COSOLIDATED COMPREHENSIVE INCOME (LOSS) (US GAAP)

for the three months and nine months ended December 31, 2005 and 2004 (unaudited)

STATEMENTS OF COSOLIDATED COMPREHENSIVE INCOME (LOSS) (US GAAP)

	Millions of Yen	
	Three months ended Dec.31, 2005	Three months ended Dec.31, 2004
Comprehensive income (loss)		
Net income	101,737	32,598
Other comprehensive income (loss):		
Unrealized gains on securities available for sale	110,207	54,815
Unrealized gains (losses) on derivative instruments	(2,166)	1,777
Minimum pension liability adjustments	(124)	(134)
Foreign currency translation adjustments	30,324	29,259
Other comprehensive income	138,241	85,717
Comprehensive income	239,978	118,315

	Millions of Yen	
	Nine months ended Dec.31, 2005	Nine months ended Dec.31, 2004
Comprehensive income (loss)		
Net income	280,049	122,568
Other comprehensive income (loss):		
Unrealized gains on securities available for sale	236,813	67,454
Unrealized losses on derivative instruments	(5,620)	(5,734)
Minimum pension liability adjustments	(209)	(1,030)
Foreign currency translation adjustments	81,976	16,721
Other comprehensive income	312,960	77,411
Comprehensive income	593,009	199,979

NOTE : Certain restatements for the three months and nine months ended December 31 , 2004 have been made in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock".

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
for the three months and nine months ended December 31, 2005 and 2004 (unaudited)

Three months ended December 31, 2005

	Millions of Yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit.....................	11,822	22,472	86,193	44,296	20,107	82,532	267,422	1,454	268,876
Equity in earnings of affiliated companies...........	1,099	13,044	6,171	6,622	2,750	5,406	35,092	(548)	34,544
Net income	4,029	23,046	40,850	14,316	5,798	11,181	99,220	2,517	101,737
Segment assets	696,672	1,417,645	2,401,483	2,455,577	722,104	2,015,267	9,708,748	334,942	10,043,690
Operating transactions.........	66,994	1,132,336	1,079,572	889,327	502,227	1,248,352	4,918,808	(3,046)	4,915,762

Three months ended December 31, 2004

	Millions of Yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit.....................	10,507	20,366	54,625	34,089	19,674	81,162	220,423	765	221,188
Equity in earnings of affiliated companies............	8,281	8,727	3,916	4,189	2,912	4,489	32,514	(831)	31,683
Net income (loss)	8,556	14,351	15,069	11,048	7,271	13,202	69,497	(36,899)	32,598
Segment assets	832,155	1,103,952	1,924,623	2,166,991	670,284	1,846,972	8,544,977	302,764	8,847,741
Operating transactions.........	54,856	1,150,397	864,963	677,711	501,398	1,167,083	4,416,408	(57,063)	4,359,345

Nine months ended December 31, 2005

	Millions of Yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit......................	37,935	69,025	221,839	136,494	59,015	243,377	767,685	4,972	772,657
Equity in earnings of affiliated companies............	3,536	28,586	20,054	15,292	7,513	13,896	88,877	(1,852)	87,025
Net income	15,385	59,550	94,740	43,331	16,988	35,321	265,315	14,734	280,049
Operating transactions.........	192,448	3,191,467	3,086,230	2,413,293	1,457,879	3,601,113	13,942,430	(13,009)	13,929,421

Nine months ended December 31, 2004

	Millions of Yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit......................	35,390	53,854	147,729	112,447	57,347	232,491	639,258	2,403	641,661
Equity in earnings of affiliated companies............	14,131	19,726	10,637	13,202	8,133	8,499	74,328	(1,970)	72,358
Net income (loss)	14,657	37,162	40,497	36,056	18,068	29,711	176,151	(53,583)	122,568
Operating transactions.........	169,473	3,203,276	2,499,103	1,956,715	1,402,511	3,346,876	12,577,954	(28,510)	12,549,444

NOTE:

(1) Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating transactions, as presented above, is a non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(2) Unallocated corporate assets included in the column of "Eliminations or Unallocated" at December 31, 2005 and 2004 were 983,295 and 878,088 million yen, respectively. The assets mainly consist of cash, time deposits and securities for financial activities.

(3) Certain restatements for the three months and nine months ended December 31, 2004 have been made in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."